

LILU, INC

Smart tech products for more comfortable breastfeeding

wearlilu.com   New York, NY   in   ▶   f   ⊙

| Y Combinator | Female Founder | Healthcare | Consumer Goods | B2C |

Highlights



VC-Backed

Raised $250K or more from a venture firm

Y Combinator

Raised from Y Combinator

1   Leading maternal health innovation with 2 product lines: Omni Breast Pump; MilkSense Bra + App

1 Leading maternal health innovation with 2 product lines: Omni Breast Pump, MilkSense Bra + App

2 Patented massage for 55% more breast milk; ground breaking sensors for real time lactation insights

3 Validated through beta product: $250k+ in sales; 2.5k+ customers, loved by 300+ lactation experts

4 Raising $1.25M; $550k from investors, $700k in matching funds from National Science Foundation

5 Proven consumer demand through validation tests: Improved CAC by 15-20x compared to beta product

6 Founded by two MIT and Penn engineers

7 $3M raised from National Science Foundation, YCombinator, L'attitude, SOSV, AdAstra, LEL, and Quake

8 Breast pump market: $9B by 2030 (CAGR 8.75%); projected revenue: $100M+ in 7 years

Our Team



Adriana Vazquez Cofounder and Co-CEO

Top 30 femtech healthcare influencer. NSF, Tory Burch Fellow. BS in Mathematics & CS, MIT. Master's in Integrated Product Design, UPenn. Previously Technology Associate, Morgan Stanley. Software Engineer, BMW. 8+ years experience in health.



Sujay Suresh Cofounder and Co-CEO

Forbes 30U30 in Consumer Tech. NSF, YCombinator Fellow. Master's in Electrical Engineering, UPenn. Previously co-founded Jyothi, a non-profit for survivors of abuse. Circuit Design, ATLAS Experiment & CERN. 8+ year experience in health.



Jesse Potash Business Operations

Ex-founder | Previously led ops at Bungalow, enabling growth from $5mm to $250mm ARR. BBA in Finance and Economics, Baruch College. SVMP, Harvard Business School. Proven track record of managing XFN strategic initiatives + scaling tech ops.



Ragini Kothari Lead Product Engineer

MS in Biomedical Engineering, Columbia University. BS in General Engineering, Harvey Mudd College. Skilled in embedded systems and software development. Previously R&D Test & Reliability Intern at Willow Innovations.



LiAn Delos Reyes Social Media & Community

Certified Breastfeeding Specialist. Founded Milksta, a lactation supplement brand. BA in Communication and Media Studies, Ateneo de Manila University. 7+ years experience in customer success. Previously Associate Producer at ABC Development Corporation.

SMART TECH PRODUCTS TO MAKE POSTPARTUM CARE MORE COMFORTABLE, EFFICIENT, PAIN-FREE, AND HASSLE-FREE

WHY LILU?

At Lilu, we're on a mission to redefine every mother's breastfeeding and pumping journey so the joy of motherhood isn't overshadowed by pain and discomfort, and is instead enriched with seamless, integrated care.

The Problem: Breast Pumping is Painful

Why Breastfeed?

- A breastfed child is at a much lower risk of obesity, diabetes, and infections
- Breastfeeding is also associated with cognitive benefits, with studies showing higher IQ among exclusively breastfed children
- Breastfeeding even lowers the risk of certain kinds of cancers in moms

However, moms still need to rely on antiquated breast pumping technology that hasn't seen disruption in decades.


BREASTFEEDING TECH IS OUTDATED & INEFFICIENT
STANDARD BREAST PUMP
WEARABLE BREAST PUMP
BREAST PUMPS
Rely purely on suction
Inefficient milk expression, pain, and discomfort
BABY SCALES
TRACKING APPS
LACTATION TRACKING
No comprehensive solution
Scales are impractical and unsustainable
Apps don't track direct breastfeeding

The result?

Over 75% of moms stop breastfeeding within the first 6 months which is well below WHO's recommendation of 2 years.


BREASTFEEDING IS ESSENTIAL BUT HARD
The WHO recommends breastfeeding for 2 full years to provide the mom and the baby with crucial health benefits.
Less than 25% of infants are exclusively breastfed for 6 months.



NOT ENOUGH MILK

40% of moms cannot produce enough milk for their babies due to inefficiencies in technologies

PAINFUL

30% of moms experience extremely painful conditions like engorgement, clogged ducts, mastitis

CAUSES ANXIETY

40% of moms experience postpartum mood disorders closely associated with breastfeeding

Moms have to deal with bottles, tubes and cables; they're eternally multitasking while breastfeeding 5-6 times a day.

The #1 reason why so many moms quit breastfeeding is because they find pumping too difficult, time-consuming, and painful.

This is where Lilu comes in.

The Solution: Smart, Tech-Enabled Products Designed to Make Breastfeeding Comfortable, Efficient, and Pain-Free



COMPLEMENTARY LINES OF SMART PRODUCTS

OMNI BREAST PUMP

MILKSENSE BRA + APP

Our Omni Breast Pump and MilkSense systems are backed by science, rigorously tested, and enthusiastically endorsed by over 2,500 moms and over 300 lactation experts.

Designed as complementary products:

1. Omni Breast Pump System increases breast milk output with less pain and discomfort

2. The MilkSense App unlocks powerful lactation insights to optimize breastfeeding and pumping routines

PASSIONATE ENTREPRENEURS AT THE HELM



We’re Adriana C. Vázquez Ortiz and Sujay Suresh Kumar, engineers from MIT and Penn and the founders of Lilu. We hail from Mexico and India respectively and we met during our graduate programs at UPenn where we were labmates working on creative robotics projects together.

Having seen many of our friends and colleagues struggle and feel disappointed with breast pump tech, we set out to learn more about the challenges of breastfeeding. After spending hundreds of hours in research, speaking with hundreds of moms in person and surveying thousands more, we discovered several prominent pain points with breastfeeding and breast pumping. We were appalled to see that breast pump tech was severely outdated. As engineers, product designers, and future parents ourselves, this was not acceptable to us.



Google
pumping is
pumping is painful
pumping is breastfeeding
pumping is dangerous new fad
pumping is not working
pumping is making me depressed
pumping is starting to hurt
pumping is not an indication of supply
pumping is ruining my life
pumping is uncomfortable
pumping is making me miserable
Report inappropriate predictions

Motherhood is special, but it isn't always easy.

In fact, motherhood can be stressful, exhausting, painful, and confusing.

Given the enormous health benefits for baby and mom, the choice to breastfeed seems simple, but it’s not. The WHO recommends that a child be breastfed for 2 years[1]. However, less than 25% of infants are exclusively breastfed for 6 months[2].

These numbers might be staggering, but they’re not surprising. 70% of moms need to go back to work 6-8 weeks postpartum. When they are away from their babies, they have to rely on outdated, inefficient breast pumps to continue to produce milk, and constantly

worry about whether or not they are producing enough. Research shows that over 95% of breastfeeding moms use breast pumps during their lactation journey, during which they confront a number of challenges[3].

As engineers, product designers, and future parents ourselves, this was not acceptable to us.

That's why we became deeply passionate about making life easier for new moms by creating the products of tomorrow.

Omni Breast Pump System: Mom's Breast Friend

Omni is the ultimate wearable breast pump that integrates our patented breast massage technology, designed to fit seamlessly into any nursing bra, to help moms pump up to 55% more milk!


BETA: LILU MASSAGER + BRA
TECH MILESTONES
Based on soft robotics technology
Proven improved efficacy
Up to 55% more milk
Alleviates clogged ducts & mastitis
Patented in the US and China
(Pat No. 16/924,671 & 16/424,766)
OPS MILESTONES
$230K+ in revenue, 2.3K+ users
FDA Class 1 Device
Robust supply chain set-up | 0% import tariff
300+ Lactation Consultants Network
FSA / HSA eligible

Tested with hundreds of moms during thousands of pumping sessions, and now trusted by over 2,500 moms in their breastfeeding journey, our patented massage technology is proven to be highly effective. Not only does our massage technology increase moms'

milk production by 30-55%, it also reduces pumping time, pain, and risk of common infections like mastitis.

KEY ACCOMPLISHMENTS

- Won the Philadelphia Innovation of the Year award in 2019
- Raised $750k in grants, prizes and early stage venture capital funding
- Backed by Dreamit, Penn Center for Innovation, won multiple awards and accolades including a prize by Philips Health, among others
- Shipped 2.5k+ units of inaugural product through D2C and wholesale.
- Built relationships with 300+ lactation experts
- Received top press coverage including Mashable, Philly Citizen, WIRED, sheKnows

Many moms who were about to quit breastfeeding, said the Lilu Massager + Bra is what enabled them to continue to breastfeed their babies and it even helped some moms relactate.



Moms ♡ Lilu
BAM!! 15 minutes later the clog was gone!!!
Adriana Z
4/15/2021
I won't pump with anything else!
Elizabeth C
3/10/2021
Saved me from having to feed my son formula
Emily B
4/28/2020
Get more each pumping session!
Cecilia C on
1/21/2021
Essential for twin feeding
Alexandra J
5/16/2021

Having achieved technical validation and early product market fit through the beta product, the Lilu Massager + Bra, we are now ready to evolve. With a solid understanding of potential blockers to scale, we used a robust, customer-inclusive framework to design the most viable product possible. This led us to combine our massage tech with a wearable, hands-free breast pump to create the Omni Breast Pump.

The Omni is ready to launch Q3 2024 and we know that moms want this product. We vetted customer demand for the Omni through validation tests which showed 15-20x improved acquisition costs (CAC) compared to the beta product.

From rapid user adoption, glowing reviews, and the grants and awards received, we know our massage innovation offers major improvements to the outdated industry. The Lilu Massager + Bra proved that with the right technology, moms can pump *smarter*, not *harder* — and the Omni Breast Pump will make it even easier.

Milksense Bra + App: A GenAI-Powered Lactation Coach in Your Pocket

The new and groundbreaking MilkSense Bra + App is the first technology to provide real-time tracking of breastmilk supply while also caring for the overall physical and mental health of moms – since they can't take care of their baby if they don't first take care of their own selves.

As moms feed their baby or pump, the cutting edge sensors embedded in our bra collect information about their breast milk production, expression, breathing, stress levels, movement, and sleep to provide them with holistic insights about their lactation via our mobile app.

After a few sessions, MilkSense can provide precise estimations of a baby's milk consumption during breastfeeding for a full picture of their feeding. It's designed to help moms understand their breast milk production, visualize trends, and learn what tools and tweaks work to make lactation easier. The app also features an AI Chatbot for expert

guidance to further support Lilu moms.

More importantly, MilkSense breaks the cycle of overwhelm, isolation, and anxiety, giving moms a companion to support their personal lactation journey. It's a major step toward helping the mental health of millions of new moms around the world.

The MilkSense Bra is ready to launch in 2025; we are currently rolling out the beta version of the App with the full scale launch planned for Q1 2024.

Underserved Market



Rapidly Growing Opportunity
Maternal Health
2021: $575B
2029: $1,800B
Pump + Accessories
2022: $5B
2030: $9B
PRE & POSTNATAL
MOTHERHOOD
MENOPAUSE

Competitive landscape

	lilu	elvie / willow	medela / PHILIPS AVENT
Products and services	Smart ecosystem for better breastfeeding and pumping	Portable and discreet breast pumps	Breast pumps and accessories
More efficient Pumping	✓	✗	✗
Smart Lactation Tracking	✓	✗	✗
Digital Ecosystem	✓	✓	✓
Telehealth	✓	✗	✗

Pricing	Mid range	Premium	Affordable

We've come a long way since our inception in 2017 and only $1.3M in dilutive funding from investors. Imagine the mountains we can scale with this raise.



GO TO MARKET STRATEGY
LAUNCH
SCALE
CHANNELS
D2C
Medical
B2B2C
Mobile App
DESCRIPTION
- D2C on our website to establish brand awareness.
- Continue to grow through website + Amazon
- Durable Medical Equipment (DME) suppliers
- Insurance Reimbursement via Hospitals & NICUs
- Wholesale to specialty boutiques, FSAStore, and big box retailers
- Freemium subscription
- Telehealth support from Lactation Consultants, OBGYNs, therapists, and sleep therapists
DISTRIBUTION
lilu
a
acelleron
a health and wellness company
FSA store
Healthcare Providers, Payers, Corporate Partners

Financials

Both Omni and MilkSense have strong unit economics in the D2C and wholesale spheres.

The Lactation Insights App offers a freemium model with future opportunities to provide additional value-added services to our customers, allowing them to choose the level of support they need on their journey.

Looking into the future, the femtech industry has shown a precedent for lucrative exits in the maternal health space. Innovative mom tech companies have been scaling rapidly; pump companies like Elvie and Willow have raised over $150M and Maven recently became a unicorn. Yet many problems with maternal health, especially when it comes to

breast pumping still remain unaddressed.

With our comprehensive product line, strong unit economics and an omni-channel strategy, we are well poised for growth.

All Star Team


The Lilu Team
Executive Team
SUJAY SURESH KUMAR
Co-CEO
Penn
Jio
Forbes 30U30 in Healthtech
NSF, YC Fellow
Master's in Electrical Engineering @ UPenn
Previously co-founded Jyothi, a non-profit for survivors of sexual assault
Circuit Design @ ATLAS Experiment, CERN
8+ year experience in Women's Health
ADRIANA C VAZQUEZ ORTIZ
Co-CEO
Penn
MIT
Morgan Stanley
Top 30 Femtech Healthcare Influencer
NSF, Tory Burch Fellow
BS in Mathematics & CS @ MIT
Master's in Integrated Product Design @ UPenn
Technology Associate @ Morgan Stanley
Software Engineering @ BMW
8+ year experience in Women's Health

Adriana C. Vázquez Ortiz | Co-founder & Co-CEO

- Education: Master's in Integrated Product Design, University of Pennsylvania, BS in Math with Computer Science, MIT
- Ex Morgan Stanley, SWE at BMW, UX Design NYC Health
- UX Design, NYC Health and Lifestyle startup
- Achievements: Top 30 Femtech Healthcare Influencer; Winner, SheKnows BlogHer competition, Winner, AlphaLabGear Hardware cup, Tory Burch fellow

Sujay Suresh Kumar | Co-founder & Co-CEO

- Education: Master's in Electrical Engineering, University of Pennsylvania
- Professional Experience:

- High Energy Physics Group at UPenn, designed circuits for the ATLAS experiment, CERN
- Co-founder of Jyothi, a nonprofit in India for survivors of harassment and rape
- Key role in launching 4G in India at Reliance Jio Infocomm
- Spent 2 years in Shenzhen, China, working closely with manufacturers for the Lilu Massager Bra
- Achievements: Forbes 30 under 30, Advocate and thought leader in health innovation



The Lilu Team
Experience in Engineering, Ops, BizDev
RAGINI KOTHARI
Product Engineer
City of Hope.
• MS in Biomedical Engineering, Columbia University, BS in General Engineering, Harvey Mudd College.
• Skilled in embedded systems and software development.
• Previously R&D Test & Reliability Intern at Willow Innovations Inc
• Research Associate, Dept of Surgical Oncology, City of Hope National Medical Center.
JESSE POTASH
Business Operations
BlackRock
JPMorgan Chase & Co.
• BBA in Finance and Economics from Baruch College, SVMP Certification from Harvard Business School.
• Proven track record of managing XFN strategic initiatives + scaling tech ops.
• Ex-Founder and CEO of Trunkster
• Previously Head of Operations at Bungalow, enabled growth from $5mm to $250mm ARR.
LI-AN DELOS REYES
Social Media & Community
milksta
up
• Founder of Milksta, a leading lactation supplement brand
• Certified Breastfeeding Specialist
• BA, Communication and Media Studies, Ateneo de Manila University
• 7+ years experience in Customer Success
• Previously Associate Producer at ABC Development Corporation

Ragini Kothari | Product Engineer

- Educational: MS in Biomedical Engineering, Columbia University
- Focus: Early-stage and post-launch R&D for wearable medical devices in health

Jesse Potash | Business Operations

- Background: Ex JPMorgan Chase and BlackRock

- Experience: Launched and exited an ecommerce brand; ops leadership at a Series C real estate tech startup

LiAn Delos Reyes | Social Media and Community

- Credentials: Certified Breastfeeding Specialist
- Background: Founder of Milksta, wellness brand supporting maternal health

Menka Patel | Business Development

- Experience: 9 years as Business Development Senior Director - International, Kate Spade

We have an incredible board of advisors that bring a wealth of knowledge in medicine, manufacturing, and sales:


Expert Advisors and Mentors
CLINICAL
DIANE L. SPATZ, PhD
Director of the Lactation Program at CHOP
Children's Hospital of Philadelphia
Children's Hospital of Philadelphia
STRATEGY
KARA FORNEY
Founder, TheBump (acquired by THE KNOT XO group)
the BUMP
SUPPLY CHAIN
SHARRIE LISTER-BOOKER
URBAN OUTFITTERS
DESIGN
ANGIE KIM
IDEO
MARKETING
CHRISTINA TEO
y!
APPAREL
IRENE MAK
VICTORIA'S SECRET
FIT

Dr. Diane Spatz: Director of Lactation at CHOP, founder and Director of Mother's Milk Bank at CHOP, and one of the most well-known lactation experts in the US. Dr. Spatz's models are used by UNICEF and the WHO worldwide to increase breastfeeding awareness.

Kara Forney: Founder of The Bump, a leading website for millennial moms that

successfully exited through a merger with the XO Group.

Sharrie Lister Booker: Senior Director, Global Merchandise Sourcing at Stanley. She has 30+ years' experience in the apparel industry and held leadership positions in companies like Nike, Urban Outfitters, and NBA.

Angie Kim: Founder of AYK, a luxury brand. Industrial & soft goods designer. Lead designer at IDEO for 8+ years.

Bianca Caban: Columbia MBA, Managing Director at SheWorx, Director of Partnerships & Business Development at Republic, and Managing Partner Taino Capital.

Rutger Flohil: Columbia MBA, US CEO at Kaia Health Software. Prev. Managing Partner & Head of Corporate at Gympass. 5+ years at Bain and Company.

Shahir Salyani: MBA in healthcare management at The Wharton School. For the last 30 years he's led business development for innovative digital health technologies and medical devices globally.

Ji Ke: MEng M.E. Program Director at HAX. Previously Prev. Engineer at IDEO, Mothercare.

We also have a powerful group of backers funding our journey.


OUR BACKERS
NSF
Y Combinator
L'ATTITUDE VENTURES
SOSV
CRESCENTRIDGE PARTNERS
ADASTRA VENTURES
fermata
she1K
Lair East Labs
QUAKE CAPITAL
PHILIPS
PENN CENTER FOR INNOVATION

Funding Our Future

Our innovations have the potential to re-write the narratives for moms around the globe. With Lilu's technology, some of the hardest things moms will ever do become easier and more sustainable. Our Omni Breast Pump System and MilkSense + App can help moms continue to provide milk for their babies while also caring for themselves.

We're raising capital to launch our next generation of breastfeeding and pumping products. Using Wefunder, we want to give our community, supporters, and moms everywhere a chance to invest in Lilu and share in our upside!

Right now your support is amplified: We have an opportunity from the National Science Foundation to apply for $700K in matching funding upon closing this round (matching funding up to $500k from this round and an additional $200K in grant funding)!


$1.25 MILLION FUNDING STRATEGY
28% Wefunder
$350K through Wefunder to achieve key milestones and unlock matching funds
16% External Investors
$200K from VCs with soft commitments from existing investors
56% Matching Funds
$700K in Matching Funding available from the NSF when we raise the investor portion

If you want to be a part of this mission and make a positive impact on the lives of moms around the world, we hope you join us on our mission to empower breastfeeding moms

because they deserve more. We *CAN* make it easier and give new moms peace of mind by providing them with the tools to take control of breastfeeding!

Citations:

[1] *World Health Organization*

[2] *Center for Disease Control Breastfeeding Report Card*

[3] *Mamava Breastfeeding Survey*

[4] *Lilu's internal survey with 550 moms*

[5] *Combining hand techniques with electric pumping increases milk production in mothers of preterm infants by J Morton, J Y Hall, R J Wong, L Thairu, W E Benitz, W D Rhine*

[6] *Psychosocial stress and cortisol stress reactivity predict breast milk composition by Anna Ziomkiewicz, Magdalena Babiszewska, Anna Apanasewicz, Magdalena Piosek, Patrycja Wychowaniec, Agnieszka Cierniak, Olga Barbarska, Marek Szołtysik, Dariusz Danel & Szymon Wichary*

[7] *Prevalence of self-reported postpartum depressive symptoms – 17 states, 2004– 2005. MMWR Morb Mortal Wkly Rep. 2008;57(14):361–366*